UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Oxbridge Re Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G6856M106

(CUSIP Number)

DAVID ELLIOT LAZAR

C/O ACTIVIST INVESTING LLC

1185 Avenue of the Americas, Third Floor

New York, New York 10036

(646) 768-8417

SPENCER FELDMAN, ESQ.

KENNETH A. SCHLESINGER, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 8, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6856M106

1	NAME OF REPORTING PERSON

ACTIVIST INVESTING LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		93,116
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

93,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

93,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. G6856M106

1	NAME OF REPORTING PERSON

CUSTODIAN VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		293,700
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

293,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

293,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. G6856M106

1	NAME OF REPORTING PERSON

DAVID ELLIOT LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA, ISRAEL
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		180,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		386,816
PERSON WITH	9	SOLE DISPOSITIVE POWER

180,000
	10	SHARED DISPOSITIVE POWER

386,816
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

566,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. G6856M106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares, par value $0.001 per share (the “Shares”), of Oxbridge Re Holdings Limited, a Cayman Islands corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Suite 201, 42 Edward Street, Georgetown, P.O. Box 469, Grand Cayman, Cayman Islands KY1-9006.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Activist Investing LLC, a New York limited liability company (“Activist Investing”);
(ii)	Custodian Ventures LLC, a Wyoming limited liability company (“Custodian Ventures”); and
(iii)	David Elliot Lazar, as the sole member and Chief Executive Officer of each of Activist Investing and Custodian Ventures.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of Activist Investing, Custodian Ventures and Mr. Lazar is 1185 Avenue of the Americas, 3rd Floor, New York, New York 10036.

(c)       The principal business of Activist Investing is actively investing in distressed public companies. The principal business of Custodian Ventures is assisting and providing custodial services to distressed public companies in securities and engaging in all related activities and transactions. The principal occupation of Mr. Lazar is serving as the sole member and Chief Executive Officer of each of Custodian Ventures and Activist Investing.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Lazar is a citizen of the United States of America and Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Activist Investing and Custodian Ventures were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 93,116 Shares directly beneficially owned by Activist Investing is approximately $276,555, excluding brokerage commissions. The aggregate purchase price of the 293,700 Shares directly beneficially owned by Custodian Ventures is approximately $837,045, excluding brokerage commissions.

5

CUSIP No. G6856M106

The Shares purchased by Mr. Lazar personally, including Shares held in an IRA Account in Mr. Lazar’s name, which Mr. Lazar is deemed to beneficially own, were purchased with personal funds in the open market. The aggregate purchase price of the 180,000 Shares, including the 18,000 Shares held in an IRA Account, directly beneficially owned by Mr. Lazar is approximately $546,120, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On July 13, 2021, Custodian Ventures issued a press release (the “Press Release”) announcing its ownership interest in the Issuer and desire to work with the Issuer’s Board of Directors in order to explore potential strategic options for increased shareholder value. The full text of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 5,733,587 Shares outstanding, which is the total number of Shares outstanding as of May 13, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2021.

6

CUSIP No. G6856M106

A.	Activist Investing
(a)	As of the date hereof, Activist Investing directly beneficially owned 93,116 Shares.

Percentage: 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 93,116
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 93,116

(c)	The transactions in the Shares by Activist Investing during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Custodian Ventures
(a)	As of the date hereof, Custodian Ventures directly beneficially owned 293,700 Shares.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 293,700
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 293,700

(c)	The transactions in the Shares by Custodian Ventures during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Lazar
(a)	As of the date hereof, Mr. Lazar directly beneficially owned 180,000 Shares, with 18,000 Shares held in an IRA Account in his name. Mr. Lazar, as the sole member and Chief Executive Officer of each of Activist Investing and Custodian Ventures, may be deemed the beneficial owner of the (i) 93,116 Shares owned by Activist Investing and (ii) 293,700 Shares owned by Custodian Ventures.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 180,000
2. Shared power to vote or direct vote: 386,816
3. Sole power to dispose or direct the disposition: 180,000
4. Shared power to dispose or direct the disposition: 386,816

(c)	The transactions in the Shares by Mr. Lazar and on behalf of Custodian during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
7

CUSIP No. G6856M106

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 13, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Press Release, dated July 13, 2021.
99.2	Joint Filing Agreement, dated July 13, 2021.

8

CUSIP No. G6856M106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2021

ACTIVIST INVESTING LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

CUSTODIAN VENTURES LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

/s/ David Elliot Lazar
David Elliot Lazar

9

CUSIP No. G6856M106

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Ordinary Shares Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

ACTIVIST INVESTING LLC

Purchase of Ordinary Shares	2,984	2.9800	07/08/2021
Purchase of Ordinary Shares	16	2.9900	07/08/2021
Purchase of Ordinary Shares	844	2.9699	07/08/2021
Purchase of Ordinary Shares	672	2.9600	07/08/2021
Purchase of Ordinary Shares	1,484	2.9700	07/08/2021
Purchase of Ordinary Shares	3,000	2.9850	07/08/2021
Purchase of Ordinary Shares	2,984	2.9700	07/08/2021
Purchase of Ordinary Shares	16	2.9800	07/08/2021
Purchase of Ordinary Shares	3,000	2.9900	07/08/2021
Purchase of Ordinary Shares	3,000	3.0000	07/08/2021
Purchase of Ordinary Shares	200	2.9800	07/08/2021
Purchase of Ordinary Shares	200	2.9780	07/08/2021
Purchase of Ordinary Shares	2,023	2.9800	07/08/2021
Purchase of Ordinary Shares	16	2.9900	07/08/2021
Purchase of Ordinary Shares	60	2.9800	07/08/2021
Purchase of Ordinary Shares	100	2.9800	07/08/2021
Purchase of Ordinary Shares	16	2.9800	07/08/2021
Purchase of Ordinary Shares	385	2.9800	07/08/2021
Purchase of Ordinary Shares	3,000	2.9863	07/08/2021
Purchase of Ordinary Shares	100	2.9800	07/08/2021
Purchase of Ordinary Shares	100	2.9898	07/08/2021
Purchase of Ordinary Shares	200	2.9800	07/08/2021
Purchase of Ordinary Shares	200	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	5	2.9898	07/08/2021
Purchase of Ordinary Shares	600	2.9890	07/08/2021
Purchase of Ordinary Shares	500	2.9800	07/08/2021
Purchase of Ordinary Shares	95	2.9898	07/08/2021
Purchase of Ordinary Shares	200	2.9880	07/08/2021
Purchase of Ordinary Shares	100	2.9898	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9898	07/08/2021
Purchase of Ordinary Shares	92	2.9800	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	200	2.9800	07/08/2021
Purchase of Ordinary Shares	100	2.9800	07/08/2021
Purchase of Ordinary Shares	8	2.9800	07/08/2021
Purchase of Ordinary Shares	16	2.9999	07/08/2021
Purchase of Ordinary Shares	100	2.9999	07/08/2021
Purchase of Ordinary Shares	660	3.0000	07/08/2021
Purchase of Ordinary Shares	8	3.0000	07/08/2021
Purchase of Ordinary Shares	582	3.0000	07/08/2021
Purchase of Ordinary Shares	50	3.0000	07/08/2021
Purchase of Ordinary Shares	100	2.9997	07/08/2021
Purchase of Ordinary Shares	600	2.9999	07/08/2021
Purchase of Ordinary Shares	1,000	2.9997	07/08/2021
Purchase of Ordinary Shares	3,000	2.9926	07/08/2021
Purchase of Ordinary Shares	48	2.9600	07/08/2021
Purchase of Ordinary Shares	50	2.9700	07/08/2021
Purchase of Ordinary Shares	52	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	16	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	50	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9680	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	1,784	2.9600	07/08/2021
Purchase of Ordinary Shares	3,000	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	300	2.9600	07/08/2021
Purchase of Ordinary Shares	98	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	150	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	252	2.9600	07/08/2021
Purchase of Ordinary Shares	200	2.9600	07/08/2021
Purchase of Ordinary Shares	800	2.9600	07/08/2021
Purchase of Ordinary Shares	200	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	3,000	2.9500	07/08/2021
Purchase of Ordinary Shares	3,000	2.9668	07/08/2021
Purchase of Ordinary Shares	3,000	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	2,800	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	2,884	2.9600	07/08/2021
Purchase of Ordinary Shares	16	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	3,000	2.9667	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	300	2.9600	07/08/2021
Purchase of Ordinary Shares	14	2.9600	07/08/2021
Purchase of Ordinary Shares	2	2.9600	07/08/2021
Purchase of Ordinary Shares	9	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	98	2.9600	07/08/2021
Purchase of Ordinary Shares	196	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	202	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	510	2.9500	07/08/2021
Purchase of Ordinary Shares	98	2.9600	07/08/2021
Purchase of Ordinary Shares	271	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9600	07/08/2021
Purchase of Ordinary Shares	261	2.9530	07/08/2021
Purchase of Ordinary Shares	100	2.9530	07/08/2021
Purchase of Ordinary Shares	114	2.9530	07/08/2021
Purchase of Ordinary Shares	100	2.9530	07/08/2021
Purchase of Ordinary Shares	300	2.9600	07/08/2021
Purchase of Ordinary Shares	200	2.9590	07/08/2021
Purchase of Ordinary Shares	600	2.9599	07/08/2021
Purchase of Ordinary Shares	600	2.9599	07/08/2021
Purchase of Ordinary Shares	700	2.9530	07/08/2021
Purchase of Ordinary Shares	25	2.9530	07/08/2021
Purchase of Ordinary Shares	3,000	2.9600	07/08/2021
Purchase of Ordinary Shares	3,000	2.9845	07/08/2021
Purchase of Ordinary Shares	200	2.9850	07/08/2021
Purchase of Ordinary Shares	200	2.9900	07/08/2021
Purchase of Ordinary Shares	200	2.9900	07/08/2021
Purchase of Ordinary Shares	200	2.9900	07/08/2021
Purchase of Ordinary Shares	200	2.9800	07/08/2021
Purchase of Ordinary Shares	200	2.9900	07/08/2021
Purchase of Ordinary Shares	300	2.9800	07/08/2021
Purchase of Ordinary Shares	400	2.9900	07/08/2021
Purchase of Ordinary Shares	200	2.9900	07/08/2021
Purchase of Ordinary Shares	100	2.9850	07/08/2021
Purchase of Ordinary Shares	400	2.9800	07/08/2021
Purchase of Ordinary Shares	400	2.9900	07/08/2021
Purchase of Ordinary Shares	600	3.0000	07/08/2021
Purchase of Ordinary Shares	100	3.0000	07/08/2021
Purchase of Ordinary Shares	8	3.0000	07/08/2021
Purchase of Ordinary Shares	109	3.0000	07/08/2021
Purchase of Ordinary Shares	100	3.0000	07/08/2021
Purchase of Ordinary Shares	8	3.0000	07/08/2021
Purchase of Ordinary Shares	50	3.0000	07/08/2021
Purchase of Ordinary Shares	8	3.0000	07/08/2021
Purchase of Ordinary Shares	8	3.0000	07/08/2021
Purchase of Ordinary Shares	8	3.0000	07/08/2021
Purchase of Ordinary Shares	100	3.0000	07/08/2021
Purchase of Ordinary Shares	8	3.0000	07/08/2021
Purchase of Ordinary Shares	100	3.0000	07/08/2021
Purchase of Ordinary Shares	8	3.0000	07/08/2021
Purchase of Ordinary Shares	8	3.0000	07/08/2021
Purchase of Ordinary Shares	36	3.0000	07/08/2021
Purchase of Ordinary Shares	550	3.0000	07/08/2021
Purchase of Ordinary Shares	8	3.0000	07/08/2021
Purchase of Ordinary Shares	8	3.0000	07/08/2021
Purchase of Ordinary Shares	8	3.0000	07/08/2021
Purchase of Ordinary Shares	400	3.0000	07/08/2021
Purchase of Ordinary Shares	194	2.9999	07/08/2021
Purchase of Ordinary Shares	200	2.9999	07/08/2021
Purchase of Ordinary Shares	100	2.9999	07/08/2021
Purchase of Ordinary Shares	16	2.9999	07/08/2021
Purchase of Ordinary Shares	57	2.9999	07/08/2021
Purchase of Ordinary Shares	200	2.9999	07/08/2021
Purchase of Ordinary Shares	3,000	2.9916	07/08/2021
Purchase of Ordinary Shares	3,000	2.9900	07/08/2021
Purchase of Ordinary Shares	3,000	2.9800	07/08/2021
Purchase of Ordinary Shares	250	2.9800	07/08/2021
Purchase of Ordinary Shares	200	2.9800	07/08/2021
Purchase of Ordinary Shares	100	2.9790	07/08/2021
Purchase of Ordinary Shares	3	2.9800	07/08/2021
Purchase of Ordinary Shares	200	2.9780	07/08/2021
Purchase of Ordinary Shares	100	2.9800	07/08/2021
Purchase of Ordinary Shares	100	2.9800	07/08/2021
Purchase of Ordinary Shares	100	2.9800	07/08/2021
Purchase of Ordinary Shares	100	2.9800	07/08/2021
Purchase of Ordinary Shares	100	2.9800	07/08/2021
Purchase of Ordinary Shares	100	2.9800	07/08/2021
Purchase of Ordinary Shares	231	2.9800	07/08/2021
Purchase of Ordinary Shares	500	2.9800	07/08/2021
Purchase of Ordinary Shares	16	2.9800	07/08/2021
Purchase of Ordinary Shares	100	2.9800	07/08/2021
Purchase of Ordinary Shares	100	2.9800	07/08/2021
Purchase of Ordinary Shares	100	2.9800	07/08/2021
Purchase of Ordinary Shares	600	2.9800	07/08/2021
Purchase of Ordinary Shares	3,000	2.9900	07/08/2021

CUSIP No. G6856M106

CUSTODIAN VENTURES LLC

Purchase of Ordinary Shares	51	2.6900	07/07/2021
Purchase of Ordinary Shares	200	2.6900	07/07/2021
Purchase of Ordinary Shares	100	2.6900	07/07/2021
Purchase of Ordinary Shares	50	2.6825	07/07/2021
Purchase of Ordinary Shares	300	2.6825	07/07/2021
Purchase of Ordinary Shares	50	2.6825	07/07/2021
Purchase of Ordinary Shares	800	2.6825	07/07/2021
Purchase of Ordinary Shares	18	2.6825	07/07/2021
Purchase of Ordinary Shares	2,000	2.7399	07/07/2021
Purchase of Ordinary Shares	1,091	2.6500	07/07/2021
Purchase of Ordinary Shares	1,059	2.6500	07/07/2021
Purchase of Ordinary Shares	850	2.6500	07/07/2021
Purchase of Ordinary Shares	4,000	2.6400	07/07/2021
Purchase of Ordinary Shares	18	2.6800	07/07/2021
Purchase of Ordinary Shares	200	2.6790	07/07/2021
Purchase of Ordinary Shares	2,764	2.7000	07/07/2021
Purchase of Ordinary Shares	18	2.6800	07/07/2021
Purchase of Ordinary Shares	3,000	2.6700	07/07/2021
Purchase of Ordinary Shares	5,000	2.6899	07/07/2021
Purchase of Ordinary Shares	400	2.6799	07/07/2021
Purchase of Ordinary Shares	100	2.6799	07/07/2021
Purchase of Ordinary Shares	100	2.6799	07/07/2021
Purchase of Ordinary Shares	100	2.6799	07/07/2021
Purchase of Ordinary Shares	18	2.6700	07/07/2021
Purchase of Ordinary Shares	1,182	2.6799	07/07/2021
Purchase of Ordinary Shares	100	2.6799	07/07/2021
Purchase of Ordinary Shares	200	2.7790	07/07/2021
Purchase of Ordinary Shares	1,000	2.7798	07/07/2021
Purchase of Ordinary Shares	700	2.7740	07/07/2021
Purchase of Ordinary Shares	600	2.7740	07/07/2021
Purchase of Ordinary Shares	500	2.7700	07/07/2021
Purchase of Ordinary Shares	400	2.7800	07/07/2021
Purchase of Ordinary Shares	1,000	2.7798	07/07/2021
Purchase of Ordinary Shares	500	2.7740	07/07/2021
Purchase of Ordinary Shares	600	2.7740	07/07/2021
Purchase of Ordinary Shares	3,000	2.7994	07/07/2021
Purchase of Ordinary Shares	916	2.7998	07/07/2021
Purchase of Ordinary Shares	1,884	2.7998	07/07/2021
Purchase of Ordinary Shares	200	2.7990	07/07/2021
Purchase of Ordinary Shares	3,000	2.7900	07/07/2021
Purchase of Ordinary Shares	3,994	2.7999	07/07/2021
Purchase of Ordinary Shares	6	2.8000	07/07/2021
Purchase of Ordinary Shares	3,000	2.7900	07/07/2021
Purchase of Ordinary Shares	2,000	2.7899	07/07/2021
Purchase of Ordinary Shares	3,000	2.7799	07/07/2021
Purchase of Ordinary Shares	2,000	2.7800	07/07/2021
Purchase of Ordinary Shares	1,871	2.7500	07/07/2021
Purchase of Ordinary Shares	18	2.7500	07/07/2021
Purchase of Ordinary Shares	1,250	2.7500	07/07/2021
Purchase of Ordinary Shares	2	2.7500	07/07/2021
Purchase of Ordinary Shares	859	2.7500	07/07/2021
Purchase of Ordinary Shares	2,500	2.7429	07/07/2021
Purchase of Ordinary Shares	2,200	2.7360	07/07/2021
Purchase of Ordinary Shares	311	2.7400	07/07/2021
Purchase of Ordinary Shares	100	2.7400	07/07/2021
Purchase of Ordinary Shares	4,589	2.7500	07/07/2021
Purchase of Ordinary Shares	5,000	2.7337	07/07/2021
Purchase of Ordinary Shares	5,000	2.7400	07/07/2021
Purchase of Ordinary Shares	4,000	2.7250	07/07/2021
Purchase of Ordinary Shares	5,000	2.7300	07/07/2021
Purchase of Ordinary Shares	5,000	2.7100	07/07/2021
Purchase of Ordinary Shares	3,000	2.7131	07/07/2021
Purchase of Ordinary Shares	2,000	2.7189	07/07/2021
Purchase of Ordinary Shares	6,000	2.6900	07/07/2021
Purchase of Ordinary Shares	3,000	2.7050	07/07/2021
Purchase of Ordinary Shares	4,000	2.7000	07/07/2021
Purchase of Ordinary Shares	3,000	2.7100	07/07/2021
Purchase of Ordinary Shares	97	2.6950	07/07/2021
Purchase of Ordinary Shares	100	2.6950	07/07/2021
Purchase of Ordinary Shares	300	2.6950	07/07/2021
Purchase of Ordinary Shares	4,503	2.6999	07/07/2021
Purchase of Ordinary Shares	4,013	2.7000	07/07/2021
Purchase of Ordinary Shares	2,000	2.7084	07/07/2021
Purchase of Ordinary Shares	300	2.6799	07/07/2021
Purchase of Ordinary Shares	18	2.6900	07/07/2021
Purchase of Ordinary Shares	100	2.6900	07/07/2021
Purchase of Ordinary Shares	2,000	2.7740	07/07/2021
Purchase of Ordinary Shares	130	2.7700	07/07/2021
Purchase of Ordinary Shares	100	2.7700	07/07/2021
Purchase of Ordinary Shares	866	2.7700	07/07/2021
Purchase of Ordinary Shares	173	2.7700	07/07/2021
Purchase of Ordinary Shares	100	2.7650	07/07/2021
Purchase of Ordinary Shares	800	2.7700	07/07/2021
Purchase of Ordinary Shares	331	2.7800	07/07/2021
Purchase of Ordinary Shares	400	2.7700	07/07/2021
Purchase of Ordinary Shares	100	2.7700	07/07/2021
Purchase of Ordinary Shares	3,000	2.7600	07/07/2021
Purchase of Ordinary Shares	22	2.7600	07/07/2021
Purchase of Ordinary Shares	174	2.7600	07/07/2021
Purchase of Ordinary Shares	100	2.7600	07/07/2021
Purchase of Ordinary Shares	100	2.7600	07/07/2021
Purchase of Ordinary Shares	22	2.7600	07/07/2021
Purchase of Ordinary Shares	403	2.7600	07/07/2021
Purchase of Ordinary Shares	178	2.7600	07/07/2021
Purchase of Ordinary Shares	100	2.7600	07/07/2021
Purchase of Ordinary Shares	132	2.7600	07/07/2021
Purchase of Ordinary Shares	769	2.7600	07/07/2021
Purchase of Ordinary Shares	4,000	2.7500	07/07/2021
Purchase of Ordinary Shares	2,000	2.7700	07/07/2021
Purchase of Ordinary Shares	3,000	2.7650	07/07/2021
Purchase of Ordinary Shares	2,000	2.7650	07/07/2021
Purchase of Ordinary Shares	2,000	2.7700	07/07/2021
Purchase of Ordinary Shares	100	2.7700	07/07/2021
Purchase of Ordinary Shares	100	2.7700	07/07/2021
Purchase of Ordinary Shares	100	2.7700	07/07/2021
Purchase of Ordinary Shares	100	2.7700	07/07/2021
Purchase of Ordinary Shares	400	2.7700	07/07/2021
Purchase of Ordinary Shares	1,182	2.7800	07/07/2021
Purchase of Ordinary Shares	18	2.7700	07/07/2021
Purchase of Ordinary Shares	3,000	2.7700	07/07/2021
Purchase of Ordinary Shares	3,000	2.7600	07/07/2021
Purchase of Ordinary Shares	3,000	2.7699	07/07/2021
Purchase of Ordinary Shares	3,000	2.7869	07/07/2021
Purchase of Ordinary Shares	3,000	2.7862	07/07/2021
Purchase of Ordinary Shares	500	2.7799	07/07/2021
Purchase of Ordinary Shares	100	3.0600	07/08/2021
Purchase of Ordinary Shares	100	3.0600	07/08/2021
Purchase of Ordinary Shares	239	3.0600	07/08/2021
Purchase of Ordinary Shares	36	3.0600	07/08/2021
Purchase of Ordinary Shares	8	3.0600	07/08/2021
Purchase of Ordinary Shares	5,000	3.0400	07/08/2021
Purchase of Ordinary Shares	5,000	3.0162	07/08/2021
Purchase of Ordinary Shares	5,000	3.0200	07/08/2021
Purchase of Ordinary Shares	3,000	2.9999	07/08/2021
Purchase of Ordinary Shares	3,000	2.9900	07/08/2021
Purchase of Ordinary Shares	5,000	2.9699	07/08/2021
Purchase of Ordinary Shares	4,284	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	16	2.9700	07/08/2021
Purchase of Ordinary Shares	400	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	5,000	2.9699	07/08/2021
Purchase of Ordinary Shares	100	2.9425	07/08/2021
Purchase of Ordinary Shares	200	2.9425	07/08/2021
Purchase of Ordinary Shares	2,166	2.9425	07/08/2021
Purchase of Ordinary Shares	10	2.9550	07/08/2021
Purchase of Ordinary Shares	2,190	2.9600	07/08/2021
Purchase of Ordinary Shares	100	2.9425	07/08/2021
Purchase of Ordinary Shares	17	2.9425	07/08/2021
Purchase of Ordinary Shares	100	2.9425	07/08/2021
Purchase of Ordinary Shares	100	2.9425	07/08/2021
Purchase of Ordinary Shares	17	2.9399	07/08/2021
Purchase of Ordinary Shares	3,000	3.0000	07/08/2021
Purchase of Ordinary Shares	2,675	3.0100	07/08/2021
Purchase of Ordinary Shares	700	2.9980	07/08/2021
Purchase of Ordinary Shares	50	2.9900	07/08/2021
Purchase of Ordinary Shares	100	2.9998	07/08/2021
Purchase of Ordinary Shares	175	2.9998	07/08/2021
Purchase of Ordinary Shares	400	2.9998	07/08/2021
Purchase of Ordinary Shares	900	2.9900	07/08/2021
Purchase of Ordinary Shares	2,704	2.9985	07/08/2021
Purchase of Ordinary Shares	196	2.9900	07/08/2021
Purchase of Ordinary Shares	50	2.9900	07/08/2021
Purchase of Ordinary Shares	50	2.9900	07/08/2021
Purchase of Ordinary Shares	5,000	3.0200	07/08/2021
Purchase of Ordinary Shares	5,000	3.0000	07/08/2021
Purchase of Ordinary Shares	57	3.0398	07/08/2021
Purchase of Ordinary Shares	100	3.0398	07/08/2021
Purchase of Ordinary Shares	100	3.0398	07/08/2021
Purchase of Ordinary Shares	16	3.0298	07/08/2021
Purchase of Ordinary Shares	100	3.0298	07/08/2021
Purchase of Ordinary Shares	100	3.0398	07/08/2021
Purchase of Ordinary Shares	4,527	3.0498	07/08/2021
Purchase of Ordinary Shares	280	3.0100	07/08/2021
Purchase of Ordinary Shares	3,000	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0000	07/08/2021
Purchase of Ordinary Shares	100	3.0000	07/08/2021
Purchase of Ordinary Shares	100	3.0000	07/08/2021
Purchase of Ordinary Shares	1,188	3.0100	07/08/2021
Purchase of Ordinary Shares	16	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0000	07/08/2021
Purchase of Ordinary Shares	16	3.0000	07/08/2021
Purchase of Ordinary Shares	100	3.0000	07/08/2021
Purchase of Ordinary Shares	5,000	2.9931	07/08/2021
Purchase of Ordinary Shares	100	2.9900	07/08/2021
Purchase of Ordinary Shares	16	2.9900	07/08/2021
Purchase of Ordinary Shares	4,668	3.0000	07/08/2021
Purchase of Ordinary Shares	16	2.9900	07/08/2021
Purchase of Ordinary Shares	100	2.9900	07/08/2021
Purchase of Ordinary Shares	100	2.9900	07/08/2021
Purchase of Ordinary Shares	5,000	3.0199	07/08/2021
Purchase of Ordinary Shares	5,000	3.0200	07/08/2021
Purchase of Ordinary Shares	5,000	3.0419	07/08/2021
Purchase of Ordinary Shares	4,966	3.0250	07/08/2021
Purchase of Ordinary Shares	34	3.0199	07/08/2021
Purchase of Ordinary Shares	1,741	3.0500	07/08/2021
Purchase of Ordinary Shares	300	3.0385	07/08/2021
Purchase of Ordinary Shares	50	3.0500	07/08/2021
Purchase of Ordinary Shares	8	3.0500	07/08/2021
Purchase of Ordinary Shares	300	3.0385	07/08/2021
Purchase of Ordinary Shares	150	3.0500	07/08/2021
Purchase of Ordinary Shares	8	3.0500	07/08/2021
Purchase of Ordinary Shares	9	3.0500	07/08/2021
Purchase of Ordinary Shares	50	3.0500	07/08/2021
Purchase of Ordinary Shares	8	3.0500	07/08/2021
Purchase of Ordinary Shares	8	3.0500	07/08/2021
Purchase of Ordinary Shares	2,000	3.0500	07/08/2021
Purchase of Ordinary Shares	8	3.0500	07/08/2021
Purchase of Ordinary Shares	8	3.0500	07/08/2021
Purchase of Ordinary Shares	8	3.0500	07/08/2021
Purchase of Ordinary Shares	8	3.0500	07/08/2021
Purchase of Ordinary Shares	54	3.0500	07/08/2021
Purchase of Ordinary Shares	57	3.0500	07/08/2021
Purchase of Ordinary Shares	16	3.0400	07/08/2021
Purchase of Ordinary Shares	9	3.0500	07/08/2021
Purchase of Ordinary Shares	100	3.0398	07/08/2021
Purchase of Ordinary Shares	100	3.0500	07/08/2021
Purchase of Ordinary Shares	8,000	3.0200	07/08/2021
Purchase of Ordinary Shares	100	3.0600	07/08/2021
Purchase of Ordinary Shares	8	3.0600	07/08/2021
Purchase of Ordinary Shares	100	3.0600	07/08/2021
Purchase of Ordinary Shares	8	3.0600	07/08/2021
Purchase of Ordinary Shares	100	3.0600	07/08/2021
Purchase of Ordinary Shares	9	3.0600	07/08/2021
Purchase of Ordinary Shares	100	3.0600	07/08/2021
Purchase of Ordinary Shares	2,000	3.0600	07/08/2021
Purchase of Ordinary Shares	100	3.0600	07/08/2021
Purchase of Ordinary Shares	60	3.0600	07/08/2021
Purchase of Ordinary Shares	350	3.0600	07/08/2021
Purchase of Ordinary Shares	188	3.0600	07/08/2021
Purchase of Ordinary Shares	364	3.0600	07/08/2021
Purchase of Ordinary Shares	172	3.0600	07/08/2021
Purchase of Ordinary Shares	100	3.0600	07/08/2021
Purchase of Ordinary Shares	750	3.0600	07/08/2021
Purchase of Ordinary Shares	8	3.0600	07/08/2021
Purchase of Ordinary Shares	11,000	3.0000	07/12/2021

CUSIP No. G6856M106

DAVID ELLIOT LAZAR

Purchase of Ordinary Shares	100	3.0350	07/08/2021
Purchase of Ordinary Shares	1,269	3.0597	07/08/2021
Purchase of Ordinary Shares	100	3.0497	07/08/2021
Purchase of Ordinary Shares	1,531	3.0398	07/08/2021
Purchase of Ordinary Shares	3,000	3.0411	07/08/2021
Purchase of Ordinary Shares	100	3.0398	07/08/2021
Purchase of Ordinary Shares	1,906	3.0498	07/08/2021
Purchase of Ordinary Shares	100	3.0398	07/08/2021
Purchase of Ordinary Shares	100	3.0398	07/08/2021
Purchase of Ordinary Shares	300	3.0399	07/08/2021
Purchase of Ordinary Shares	484	3.0298	07/08/2021
Purchase of Ordinary Shares	10	3.0298	07/08/2021
Purchase of Ordinary Shares	3,000	3.0400	07/08/2021
Purchase of Ordinary Shares	3,000	3.0400	07/08/2021
Purchase of Ordinary Shares	3,000	3.0400	07/08/2021
Purchase of Ordinary Shares	3,000	3.0400	07/08/2021
Purchase of Ordinary Shares	3,000	3.0500	07/08/2021
Purchase of Ordinary Shares	3,000	3.0450	07/08/2021
Purchase of Ordinary Shares	3,000	3.0500	07/08/2021
Purchase of Ordinary Shares	2,459	3.0400	07/08/2021
Purchase of Ordinary Shares	100	3.0500	07/08/2021
Purchase of Ordinary Shares	285	3.0500	07/08/2021
Purchase of Ordinary Shares	156	3.0500	07/08/2021
Purchase of Ordinary Shares	100	3.0599	07/08/2021
Purchase of Ordinary Shares	161	3.0599	07/08/2021
Purchase of Ordinary Shares	16	3.0599	07/08/2021
Purchase of Ordinary Shares	2,723	3.0599	07/08/2021
Purchase of Ordinary Shares	3,000	3.0000	07/08/2021
Purchase of Ordinary Shares	3,000	3.0000	07/08/2021
Purchase of Ordinary Shares	3,000	3.0270	07/08/2021
Purchase of Ordinary Shares	1,900	3.0299	07/08/2021
Purchase of Ordinary Shares	1,000	3.0299	07/08/2021
Purchase of Ordinary Shares	100	3.0299	07/08/2021
Purchase of Ordinary Shares	1,000	3.0270	07/08/2021
Purchase of Ordinary Shares	200	3.0280	07/08/2021
Purchase of Ordinary Shares	1,000	3.0270	07/08/2021
Purchase of Ordinary Shares	400	3.0270	07/08/2021
Purchase of Ordinary Shares	400	3.0250	07/08/2021
Purchase of Ordinary Shares	3,000	3.0300	07/08/2021
Purchase of Ordinary Shares	3,000	3.0300	07/08/2021
Purchase of Ordinary Shares	3,000	3.0200	07/08/2021
Purchase of Ordinary Shares	934	3.0240	07/08/2021
Purchase of Ordinary Shares	85	3.0225	07/08/2021
Purchase of Ordinary Shares	100	3.0290	07/08/2021
Purchase of Ordinary Shares	16	3.0200	07/08/2021
Purchase of Ordinary Shares	100	3.0198	07/08/2021
Purchase of Ordinary Shares	50	3.0200	07/08/2021
Purchase of Ordinary Shares	600	3.0165	07/08/2021
Purchase of Ordinary Shares	181	3.0240	07/08/2021
Purchase of Ordinary Shares	934	3.0240	07/08/2021
Purchase of Ordinary Shares	25	3.0050	07/08/2021
Purchase of Ordinary Shares	2,719	3.0292	07/08/2021
Purchase of Ordinary Shares	56	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	3,000	3.0200	07/08/2021
Purchase of Ordinary Shares	7	3.0300	07/08/2021
Purchase of Ordinary Shares	2,500	3.0300	07/08/2021
Purchase of Ordinary Shares	400	3.0300	07/08/2021
Purchase of Ordinary Shares	93	3.0300	07/08/2021
Purchase of Ordinary Shares	75	3.0300	07/08/2021
Purchase of Ordinary Shares	10	3.0300	07/08/2021
Purchase of Ordinary Shares	15	3.0300	07/08/2021
Purchase of Ordinary Shares	200	3.0198	07/08/2021
Purchase of Ordinary Shares	2,500	3.0198	07/08/2021
Purchase of Ordinary Shares	100	3.0198	07/08/2021
Purchase of Ordinary Shares	100	3.0198	07/08/2021
Purchase of Ordinary Shares	16	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	1,428	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	48	3.0100	07/08/2021
Purchase of Ordinary Shares	200	3.0100	07/08/2021
Purchase of Ordinary Shares	8	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	500	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	2,062	3.0000	07/08/2021
Purchase of Ordinary Shares	738	3.0000	07/08/2021
Purchase of Ordinary Shares	100	3.0000	07/08/2021
Purchase of Ordinary Shares	100	3.0000	07/08/2021
Purchase of Ordinary Shares	3,000	3.0000	07/08/2021
Purchase of Ordinary Shares	10	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	300	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	16	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	58	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	200	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	50	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	28	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	918	3.0000	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	300	3.0100	07/08/2021
Purchase of Ordinary Shares	100	3.0100	07/08/2021
Purchase of Ordinary Shares	20	3.0100	07/08/2021
Purchase of Ordinary Shares	3,000	3.0100	07/08/2021
Purchase of Ordinary Shares	3,000	2.9900	07/08/2021
Purchase of Ordinary Shares	2,200	3.0000	07/08/2021
Purchase of Ordinary Shares	400	3.0000	07/08/2021
Purchase of Ordinary Shares	300	2.9999	07/08/2021
Purchase of Ordinary Shares	100	2.9950	07/08/2021
Purchase of Ordinary Shares	2,300	2.9950	07/08/2021
Purchase of Ordinary Shares	700	2.9999	07/08/2021
Purchase of Ordinary Shares	3,000	2.9965	07/08/2021
Purchase of Ordinary Shares	130	3.0000	07/08/2021
Purchase of Ordinary Shares	200	3.0190	07/08/2021
Purchase of Ordinary Shares	1,900	3.0199	07/08/2021
Purchase of Ordinary Shares	200	3.0199	07/08/2021
Purchase of Ordinary Shares	700	3.0199	07/08/2021
Purchase of Ordinary Shares	270	3.0000	07/08/2021
Purchase of Ordinary Shares	100	3.0000	07/08/2021
Purchase of Ordinary Shares	2,500	3.0000	07/08/2021
Purchase of Ordinary Shares	3,000	2.9900	07/08/2021
Purchase of Ordinary Shares	16	2.9800	07/08/2021
Purchase of Ordinary Shares	400	2.9800	07/08/2021
Purchase of Ordinary Shares	100	2.9800	07/08/2021
Purchase of Ordinary Shares	100	2.9800	07/08/2021
Purchase of Ordinary Shares	300	2.9800	07/08/2021
Purchase of Ordinary Shares	1,068	2.9800	07/08/2021
Purchase of Ordinary Shares	200	2.9800	07/08/2021
Purchase of Ordinary Shares	16	2.9900	07/08/2021
Purchase of Ordinary Shares	100	2.9900	07/08/2021
Purchase of Ordinary Shares	100	2.9900	07/08/2021
Purchase of Ordinary Shares	200	2.9790	07/08/2021
Purchase of Ordinary Shares	100	2.9900	07/08/2021
Purchase of Ordinary Shares	200	2.9800	07/08/2021
Purchase of Ordinary Shares	100	2.9800	07/08/2021
Purchase of Ordinary Shares	16	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	410	2.9600	07/08/2021
Purchase of Ordinary Shares	200	2.9690	07/08/2021
Purchase of Ordinary Shares	1,385	2.9600	07/08/2021
Purchase of Ordinary Shares	289	2.9800	07/08/2021
Purchase of Ordinary Shares	100	2.9700	07/08/2021
Purchase of Ordinary Shares	3,000	2.9500	07/08/2021
Purchase of Ordinary Shares	3,000	3.0467	07/09/2021
Purchase of Ordinary Shares	700	3.0298	07/09/2021
Purchase of Ordinary Shares	2,300	3.0298	07/09/2021
Purchase of Ordinary Shares	3,000	3.0293	07/09/2021
Purchase of Ordinary Shares	3,000	3.0207	07/09/2021
Purchase of Ordinary Shares	3,000	3.0293	07/09/2021
Purchase of Ordinary Shares	2,927	3.0999	07/09/2021
Purchase of Ordinary Shares	57	3.0800	07/09/2021
Purchase of Ordinary Shares	16	3.0700	07/09/2021
Purchase of Ordinary Shares	3,000	3.0399	07/09/2021
Purchase of Ordinary Shares	3,000	3.0412	07/09/2021
Purchase of Ordinary Shares	3,000	3.1000	07/09/2021
Purchase of Ordinary Shares	3,000	3.1199	07/09/2021
Purchase of Ordinary Shares	3,000	3.1300	07/09/2021
Purchase of Ordinary Shares	3,000	3.1200	07/09/2021
Purchase of Ordinary Shares	3,000	3.1186	07/09/2021
Purchase of Ordinary Shares	3,000	3.1189	07/09/2021
Purchase of Ordinary Shares	100	3.1100	07/09/2021
Purchase of Ordinary Shares	50	3.1100	07/09/2021
Purchase of Ordinary Shares	54	3.1200	07/09/2021
Purchase of Ordinary Shares	800	3.1199	07/09/2021
Purchase of Ordinary Shares	100	3.1100	07/09/2021
Purchase of Ordinary Shares	100	3.1100	07/09/2021
Purchase of Ordinary Shares	1,746	3.1200	07/09/2021
Purchase of Ordinary Shares	50	3.1100	07/09/2021
Purchase of Ordinary Shares	3,000	3.1078	07/09/2021
Purchase of Ordinary Shares	2,061	3.1083	07/09/2021
Purchase of Ordinary Shares	400	3.1098	07/09/2021
Purchase of Ordinary Shares	400	3.1100	07/09/2021
Purchase of Ordinary Shares	100	3.1100	07/09/2021
Purchase of Ordinary Shares	39	3.1000	07/09/2021
Purchase of Ordinary Shares	3,000	3.1000	07/09/2021
Purchase of Ordinary Shares	3,000	3.1100	07/09/2021
Purchase of Ordinary Shares	3,000	3.1300	07/09/2021